

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 14, 2015

Via E-mail
Raphael Perez
President, Chief Executive Officer, Chief Financial Officer and Director
Balance Labs, Inc.
1111 Lincoln Road, 4th Floor
Miami Beach, FL 33139

> **Re:** **Balance Labs, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 1, 2015**
> **File No. 333-202959**

Dear Mr. Perez:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 21, 2015 letter.

General

1.   We note your response to comment 1 of our letter. Please clarify the circumstances under which the selling shareholders received the common stock. Your disclosure on page 1 of the prospectus indicates that you issued 8,000,000 shares of your common stock to Shilo in June 2014 for services rendered in forming your company, and that Shilo "distributed" its shares of your company to its shareholders, pro rata, in January 2015. However, your response to comment 1 states that the selling shareholders "contributed the member interests in Shilo in exchange for all of the 8,000,000 shares of common stock it currently holds and a certain amount in cash." Please reconcile this disclosure. In this regard, describe this transaction in more detail, including a description of the member interests in Shilo that the selling shareholders contributed in exchange for shares of your common stock and cash and how the value of this contribution was determined.

Transactions with Related Persons, Promoters and Certain Control Persons, page 18

2.   We note your disclosure to the effect that, as of the date of the registration statement, Mr. Farkas has not received any payment pursuant to his consulting agreement with you for his services provided. Please revise your disclosure to clarify when you expect to begin paying Mr. Farkas under the consulting agreement.

Financial Statements

3.   Please monitor the updating requirements for your financial statements in accordance with Rule 8-08 of Regulation S-X.

        You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or Kevin Woody, Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Sara von Althann, Staff Attorney, at (202) 551-3207 or me at (202) 551-3215 with any other questions.

                                        Sincerely,

                                        /s/ Kim McManus

                                        Kim McManus
                                        Staff Attorney

cc: Gregg E. Jaclin, Esq.
        Szaferman Lakind Blumstein & Blader, PC